November 27, 2024

VIA EDGAR

Blaise Rhodes and Rufus Decker
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631

Re:	FTAI Aviation Ltd.
Form 10-K for Fiscal Year Ended December 31, 2023
Item 2.02 Form 8-K filed July 24, 2024
File No. 001-37386

Dear Messrs. Rhodes and Decker,

On behalf of FTAI Aviation Ltd. (the “Company” or “FTAI”), the undersigned submits this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated November 5, 2024 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “10-K”) and Item 2.02 of Form 8-K filed July 24, 2024 (the “8-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comment in italics below, and the heading and comment number in this letter correspond to the heading and comment number in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 10-K and 8-K, as applicable.

Form 10-K for Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 32

1.
Please substantially revise both your consolidated and segment results of operations discussions to disclose in greater detail the underlying business reasons for material changes between periods in each line item. In circumstances where there are more than one underlying business reason for the change, quantify the incremental impact of each individual reason discussed on the overall change in the line item. Refer to Item 303 of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment. In future quarterly and annual reports, for all periods presented, the Company confirms that it will disclose in greater detail the underlying business reasons for material changes between periods in each line item and, in circumstances where there are two or more underlying business reasons for such material changes, will quantify the incremental impact of each factor. The Company has included additional qualitative and quantitative disclosure in its Form 10-Q for the quarter ended September 30, 2024, filed on November 12, 2024. See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 37-50.

Consolidated Balance Sheets, page 53

2.	Please disclose total current assets and total current liabilities for all periods presented. Refer to Rules 5-02.9 and .21 of Regulation S-X.

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
November 27, 2024

Response

The Company respectfully acknowledges the Staff’s comment and will disclose total current assets and total current liabilities for all periods presented in the Consolidated Balance Sheets beginning with its Form 10-K filing for the year ended December 31, 2024.

Consolidated Statements of Operations, page 54

3.	Please present cost of tangible goods sold, expenses applicable to rental income, cost of services and expenses applicable to other revenues separately. Refer to Rule 5-03.2 of Regulation S-X.

Response

The Company respectfully acknowledges the Staff’s comment. Cost of sales is primarily comprised of the net book values of leasing equipment sold and cost of inventory sold.  The expenses applicable to rental income are immaterial for separate disclosure for the years ended December 31, 2023, 2022 and 2021.  We had no cost of services in the periods presented. The significant cost associated with lease income is the depreciation of leasing equipment.  This cost is included in depreciation and amortization, which is separately shown on the Statements of Operations.  In future filings, the Company will indicate that cost of sales excludes depreciation and amortization.

The Company will continue to monitor the materiality of expenses applicable to rental income and the cost of services and, if material, update the Statements of Operations in accordance with Rule 5-03.2 of Regulation S-X.

4.
Please include gain on sale of assets, net in the same area of the statements of operations as your operating items. Also, include interest expense in the same area of the statements of operations as your non-operating items. Refer to Rules 5-03.3 through .9 of Regulation S-X and ASC 360-10-45-5.

Response

The Company respectfully acknowledges the Staff’s comment and will update the presentation of the Statements of Operations in all future filings, beginning with its Form 10-K filing for the year ended December 31, 2024, to show gain on sale of assets, net in the same area as its other operating items within the Total expenses line. Additionally, the Company updated the presentation of the Statements of Operations in its Form 10-Q filing for the quarter ended September 30, 2024 that was filed on November 12, 2024, to show interest expense in the same area as its other income (expense) line items and will continue to do so in all future filings.

Consolidated Statements of Cash Flows, page 58

5.
Please disclose in greater detail the nature of each non-cash activity shown in the supplemental disclosures. The revised disclosures should clearly discuss both sides of the non-cash transactions, so that it is transparent why the transactions are non-cash. For the transfers from leasing equipment, please also disclose the asset category to which the transfers were made and the circumstances surrounding the transfers. Also, tell us whether these assets were still under lease at the time of transfer and quantify the amounts for each period presented. Next, tell us and disclose whether the later cash inflows from the sale/disposition of leasing equipment transferred to inventory are included in investing activities or operating activities. If these later cash inflows are not included in investing activities, explain in detail how your inconsistent classification for the cash outflows and cash inflows complies with GAAP. For all cash inflows included in operating activities related to leasing equipment transferred to inventory, tell us the amounts for each period presented, including 2024 interim periods. If there have been transfers from inventory to leasing equipment or other long-lived assets, provide revised disclosures presenting this non-cash activity separately and include a similar GAAP analysis with quantification of cash inflows included in investing activities related the sale/disposition of inventory transferred to leasing equipment or other long-lived assets. Finally, disclose in a footnote your accounting policy for cash inflows and cash outflows related to each category of transferred assets (before transfer and after transfer). Refer to ASCs 230-10-45-22 and 45-22A.

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
November 27, 2024

Response: The Company respectfully acknowledges the Staff’s comment. For purposes of responding to the different components of the comment, the Company has separated its response into five sections:

a)	Non-cash activity in the supplemental disclosures
b)	Background and accounting policy for transfers of engines from leasing equipment to inventory
c)	Background and accounting policy for transfers of modules and parts from inventory to leasing equipment
d)	Quantification of the requested amounts by reporting period
e)	Financial statement disclosures

(a)	Non-cash activity in the supplemental disclosures

Included below is an excerpt from the Company’s Form 10-K for the year ended December 31, 2023 (“2023 Form 10-K”) specific to supplemental disclosures of non-cash investing and financing. The material components are explained in greater detail below.  Please see (e) below for clarifying disclosures the Company plans to provide in future filings.

Supplemental disclosure of non-cash investing and financing activities as disclosed in the 2023 Form 10-K: (in thousands)	Note	Year ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023
Acquisition of leasing equipment	A	$(44,552)	$(74,706)	$(105,313)
Acquisition of property, plant and equipment	Immaterial*	(581)	-	(699)
Transfers from leasing equipment	B	91,266	121,855	224,218
Security deposits, maintenance deposits, other assets and other liabilities settled in the sale of leasing equipment	C	400	18,385	24,116
Settled and assumed security deposits	D	(4,041)	(6,774)	823
Billed, assumed and settled maintenance deposits	E	(21,710)	(47,933)	(18,907)
Non-cash change in equity method investment	F	(129,907)	(182,963)	-
Conversion of interests in unconsolidated entities	G	-	(21,302)	-
Issuance of ordinary shares	Immaterial*	455	399	924
* The Company intends to remove these immaterial amounts in its disclosures in the 2024 Form 10-K

(A)	Acquisition of leasing equipment includes the following material activities (Note 1):
-	Receipt of leasing equipment, unrelated to the Company’s leasing equipment under lease, in lieu of cash payment to settle outstanding receivables due from lessees
-	Acquisition of leasing equipment in accrued liabilities
-	Purchase deposits reclassified to leasing equipment from other assets upon acquisition

(B)	Transfers from leasing equipment includes the following material activities:
-
Transfers from leasing equipment to inventory for the teardown of engines (with the intent to manufacture new assets for sale as further discussed below), offset by transfers from inventory to leasing equipment for modules and parts used to rebuild full engines. Refer to sections (b) and (c) of our response below for further detail and explanation of our accounting policies and section (e) of our response below for further detail on revised disclosures, including presentation of this activity on a gross basis in future filings

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
November 27, 2024

-	Engine exchanges provided to aircraft lessees in lieu of cash reimbursements of maintenance deposits
-
Receipt of notes receivable from customers in connection with the sale of leasing equipment. Cash received under the notes receivable is recorded as an inflow within net cash used in investing activities

(C)	Security deposits, maintenance deposits, other assets and other liabilities settled in the sale of leasing equipment with customers (Note 1)

(D)	Settled and assumed security deposits includes the following activities (Note 1):
-	Decrease in security deposit liabilities when used to settle outstanding receivables due from lessees

(E)	Billed, assumed and settled maintenance deposits includes the following activities (Note 1):
-	Decrease in maintenance deposits resulting from engine exchanges provided to lessees in lieu of cash reimbursements
-	Decrease in maintenance deposit liabilities when used to settle outstanding receivables due from lessees
-	Decrease in maintenance deposits related to non-recurring events associated with Russia and Ukraine, as disclosed in Footnote 4 of the 2022 Form 10-K

(F)	Non-cash change in equity method investment includes:
-	Changes in equity method investment related to the change in the fair value of non-hedge derivatives held by the equity method investment (included in discontinued operations)

(G)	Conversion of interests in unconsolidated entities includes:
-	Conversion of equity and credit agreements into new equity interests of unconsolidated entities (included in discontinued operations)

Note 1 (amounts in thousands) – Within the 2023 Form 10-K, these non-cash line items also included certain activity associated with the acquisition and disposal of leasing equipment. The Company removed this activity, primarily related to maintenance and security deposit liabilities, from the change in the relevant financial statement line items and included the activity on the line items above in its cash flow presentation. The cash paid for acquisitions is included in “Acquisition of leasing equipment” and the cash received for the sale of assets is included in “Proceeds from sale of leasing equipment”. For acquisitions, maintenance and security deposit liabilities assumed were $24,506, $49,545 and $40,530 for the years ended December 31, 2021, 2022 and 2023, respectively. For disposals, maintenance and security deposit liabilities derecognized were $(218), $(25,540) and $(10,282) for the years ended December 31, 2021, 2022 and 2023, respectively. In all future filings, beginning with the 2024 Form 10-K, the Company intends to disclose this activity within its leasing equipment footnote (FN5 in 2023 Form 10-K).

(b)	Transfers of engines from leasing equipment to inventory

Transfers of engines from leasing equipment to inventory are only made when the engines are not on lease. The Company’s aerospace products business focuses on the manufacturing and sale of new assets through the use of inventory purchased from third parties and salvaged modules and parts from generally unserviceable engines.  The Company invests significant costs, often over multiple reporting periods, through the purchase of inventory and capitalizable labor (e.g., engineering) accounted for under ASC 330 to manufacture these modules and parts into a salable condition as new assets. These costs are reflected in net cash (used in) provided by operating activities as components of the changes in inventory.

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
November 27, 2024

In assessing the appropriate classification of cash inflow from the sale of modules and parts from engines originally classified as leasing equipment that were transferred to inventory, the Company assessed the guidance in ASC 230-10-45-22 and ASC 230-10-45-22A. The Company acknowledges that ASC 230 indicates that when an asset is purchased as an investing outflow, the sale of the asset should follow this classification as an investing inflow. This guidance applies directly to the Company’s engine sales, as explained further in section (c) of this response, but the Company believes that the guidance in ASC 230 is not specific to its fact pattern for module and part sales. Given the significant effort made and costs incurred to manufacture the modules and parts, from both a qualitative and quantitative perspective, the Company believes new assets are created when they are substantially different from the original assets (the engines). As such, the Company believes that the cash inflow related to the sales of modules and parts, when certain conditions are met (discussed below), should be reported as an operating cash inflow to match the cash outflows used to manufacture the new assets.

The Company has outlined the key considerations and assumptions in its analysis in applying the provisions of ASC 230:

-
Specific guidance: Given the substantial amount of costs incurred to manufacture new assets, the Company believes that there is no specific guidance in ASC 230 or other applicable GAAP accounting standards on the classification of cash receipts of this nature.

-
Multiple classes of cash outflows: The cash receipts are related to more than one class of cash outflow and cannot be separated into distinct, identifiable sources of cash. This requires the Company to classify the inflows based on judgment on the predominant use of cash to generate the asset that is sold.

-
Applicability of ASC 230 predominance assessment: A determination was made that a new asset is created based on the extent of effort and costs incurred to manufacture new assets in the aerospace products business. Predominance is assessed based on the extent of costs incurred to create the new assets in combination with qualitative factors.

-	Unit of account for assessment: The assessment of predominance of cash outflows is performed at the original engine level, which aligns with the unit of account for the original outflow.
-
Predominance assessment calculation: When the costs to manufacture the new assets are quantitatively greater than (i.e., predominant to) the estimated value transferred from leasing equipment into inventory, the related cash receipt is recorded as a cash inflow in operating activities.  If the costs to manufacture the new assets is not greater than the estimated value transferred from leasing equipment, the related cash receipt is recorded as a cash inflow in investing activities.

To provide further background on the aerospace business processes that supports the view that new assets are created, the following key qualitative factors were considered in the Company’s judgment and approach:

The Company began its aerospace products business in 2021 to create new assets through the combination of new parts and materials, engineering labor, and modules and parts sourced from engines used in its aviation leasing business.  Specifically, engines were transferred to inventory when determined to be unserviceable for leasing purposes with the intent to tear down the asset into salvageable components that would be manufactured into new modules and parts and sold. The new assets sold are fundamentally different from the original engine, noting the following key qualitative factors:

(1)	The strategic sourcing of modules and parts and the disassembly process creates new assets.
a.
The Company strategically acquires modules and parts for future applications, which are recorded as inventory. The purchased modules and parts are utilized to enhance, transform, and reconfigure modules and parts from engines sourced from leasing equipment into new assets based on market demand. This strategy formed the basis of the Company’s aerospace products business / operating segment.

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
November 27, 2024

b.
Inventory consumed in the creation of new assets includes purchased modules and parts from third parties and modules and parts from previously leased engines, as well as labor and overhead capitalized in connection with the manufacturing of the new assets.

c.	Once an engine is disassembled, the individual components are refurbished and typically require significant effort and costs to create the new asset.

(2)	Extensive processes to reconfigure and manufacture new recertified assets are followed using a variety of components and labor.
a.
When an engine is disassembled into modules and parts, the assets are unusable until they are manufactured, inspected, and certified as a standalone asset by certified inspectors and adhering to strict quality guidelines. The recertified assets are comprised of parts from numerous other engines as well as parts sourced from third parties and labor costs incurred throughout the process.

b.
This intricate extensive process accomplishes a proprietary suite of modifications enabling the asset to be used across multiple engine models, effectively altering the utility of these modules and parts when compared to the original engine.

(3)	The Company expends significant costs when creating the new assets, which are cash outflows for operating activities to build inventory.
a.
During the processes outlined in item (2), substantial costs are incurred for purchases of new parts and raw materials (sourced from third parties), and related repair costs and labor to manufacture the new asset for resale.

b.
During the processes, highly trained and licensed engineers are utilized, and significant material is needed, resulting in significant new costs. These costs arise from the following procedures: (i) machining/metal additions/manipulation, (ii) welding (metal additions and joining) and (iii) surface engineering and layer production, among others.

c.
These procedures are required to recertify and allow the asset into service. Given the potential harsh operating conditions of these assets, engineers must manufacture critical sections of the assets with new parts and raw materials to ensure their proper functioning (these efforts are not just a simple effort of putting a basic item back together). The most critical parts of the asset are essential in ensuring the asset’s airworthiness for future use.

d.	The incremental costs and efforts discussed above are substantial and are recorded as operating cash outflows to manufacture the new asset inventory.

The Company continues to invest in its aerospace business, as it has recently closed on the acquisition of two manufacturing facilities – QuickTurn Engine Center in December 2023 and Lockheed Martin Commercial Engine Solution in September 2024. The Company expects this business to increase as the demand for these new assets is growing.

Additionally, the Company considered the applicable topics in the AICPA Airline Guide, which describe activities that extend the useful life of an aircraft and are capitalizable and activities that represent maintenance that are expensed as incurred.  In consideration of this guidance, the Company believes the activities undertaken to refurbish/rebuild parts and modules for resale most closely align to those noted to extend the useful life of those assets and therefore result in new assets (i.e., substantially different from those components sourced from equipment previously on lease).

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
November 27, 2024

(c)	The transfer of modules and parts from inventory to leasing equipment

Transfers of modules and parts from inventory to leasing equipment typically occur when modules or parts are used in the rebuild process for a full engine. For any engine sales, the related cash receipt is recorded as an inflow in net cash (used in) provided by investing activities on the basis that a new asset is not created in this fact pattern.

Therefore, the cash inflow upon the sale of an engine is consistent with the original cash outflow activity, as that was the predominant source of the related cash flows.

(d)	Quantification of amounts noted in (b) and (c) above

Cash received for sale of assets sourced from leasing equipment with inflows included in cash (used in) provided by operating activities were as follows (in thousands):

	Year ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023	3 months ended March 31, 2024	6 months ended June 30, 2024	9 months ended Sept 30, 2024
Cash received for sale of assets sourced from leasing equipment - inflow included in cash (used in) provided by operating activities	$13,364	$43,859	$94,222	$20,050	$38,461	$56,670

Non-cash transfers from leasing equipment to inventory were as follows (in thousands).

	Year ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023	3 months ended March 31, 2024	6 months ended June 30, 2024	9 months ended Sept 30, 2024
Non-cash transfers from leasing equipment to inventory	$49,298	$127,349	$178,740	$32,429	$70,897	$143,678

As outlined above, the sale of leasing equipment is classified as investing inflows, consistent with the original classification of the asset purchase. Cash received from sales of leasing equipment that includes components (e.g., parts) purchased from third parties and initially recorded as inventory as an operating outflow, was as follows (in thousands):

	Year ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023	3 months ended March 31, 2024	6 months ended June 30, 2024	9 months ended Sept 30, 2024
Cash received for sale of leasing equipment that includes components sourced from inventory - inflow included in cash used in investing activities	$7,190	$118,735	$79,474	$39,649	$114,455	$225,692
Note that these cash inflows are included in the Proceeds from sale of leasing equipment within the investing activities section of the Consolidated Statements of Cash Flows in the 2023 Form 10-K and are comprised of the sales of aircraft as well as engines.

(e)	Additional financial statement disclosures the Company intends to include in the 2024 Form 10-K

As noted earlier in the response, the Company plans to include revised disclosures in the upcoming 2024 Form 10-K. Relative to the 2023 Form 10-K, the substantive updates planned can be summarized as follows:

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
November 27, 2024

-
Non-cash activity: Clarifying disclosure of non-cash activity, as noted in section (a) of the response and expanded on further below. This includes enhancements to the nomenclature of line-item descriptions that are expected to provide clearer disclosure of material non-cash activity to the readers of the financial statements.

-	Accounting policies: Qualitative disclosure of the Company’s GAAP accounting policies for cash flow classification, as outlined in detail in sections (b) and (c) of the response
-	Other quantitative disclosures: Quantitative disclosure of non-cash and cash activity, including but not limited to the information included in section (d) of the response

Supplemental non-cash investing and financing disclosures:
In the Form 10-Q for the quarter ended September 30, 2024, the Company enhanced its supplemental disclosure of non-cash investing and financing activities on both the face of the Consolidated Statements of Cash Flows and Footnote 2 – Summary of Significant Accounting Policies. In an effort to make clearer disclosures of material non-cash activities, the Company intends to include the following captions in the non-cash supplemental section on the face of the Consolidated Statements of Cash Flows in the 2024 Form 10-K and future filings. The notes provided below are for the Staff’s reference to connect the line to the non-cash items in 2023 Form 10-K explained above.

(in thousands)	Note	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
Receipt of notes receivable in connection with the sale of aircraft and engines	A	$16,463	$46,654	[	]
Acquisition of leasing equipment in accrued liabilities	B	(15,570)	(8,962)	[	]
Receipt of leasing equipment in settlement of accounts receivable	B	-	(14,250)	[	]
Purchase deposits reclassified to leasing equipment from other assets upon acquisition	B	(13,658)	(6,371)	[	]
Decrease in leasing equipment for engines provided to aircraft lessees in lieu of cash reimbursements of maintenance deposits	C	6,108	10,970	[	]
Accounts receivable settled with security deposits	D	(13,461)	(6,050)	[	]
Accounts receivable settled with maintenance deposits	E	(9,358)	(1,856)
Non-cash change in equity method investment	F	(182,963)	-	[	]
Conversion of interests in unconsolidated entities	F	(21,302)	-	[	]

(A)	Previously included as a component of “Transfers from leasing equipment” line item in the 2023 Form 10-K
(B)	Previously included as a component of “Acquisition of leasing equipment” line item in the 2023 Form 10-K

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
November 27, 2024

(C)	Previously included as a component of “Transfers from leasing equipment” and “Billed, assumed and settled maintenance deposits” in the 2023 Form 10-K
(D)	Previously included as a component of “Settled and assumed security deposits” in the 2023 Form 10-K
(E)	Previously included as a component of “Billed, assumed and settled maintenance deposits” in the 2023 Form 10-K
(F)	No changes to presentation in 2023 Form 10-K

Accounting policies

In the Form 10-Q for the quarter ended September 30, 2024, the Company enhanced its accounting policy disclosures in footnote 2, Summary of Significant Accounting Policies – Cash Flow Presentation, to include the policies for the cash inflows and cash outflows associated with the sale of engine modules and parts that were on engines originally purchased and reported as leasing equipment. The Company will include this disclosure in its 2024 Form 10-K and future filings.

The Company believes that this expanded disclosure below will comply with the guidance in ASC 230-10-45-22 and 45-22A and provide useful information to the readers of the financial statements.

Other quantitative disclosures to be added

In the Form 10-Q for the quarter ended September 30, 2024, the Company also enhanced its quantitative disclosures of cash inflows and cash outflows associated with the sale of engine modules and parts that were on engines originally purchased and reported as leasing equipment. The Company will include this disclosure in its 2024 Form 10-K and future filings. In addition, the Company intends to expand its disclosures to include the cash received for sale of leasing equipment that include components sourced from inventory - inflow included in cash used in investing activities, which is included in the last line of the table below.

(in thousands)	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
Cost of modules and parts sold sourced from engines originally within leasing equipment	$36,946	$41,167	$	[	]
Transfers of engines from leasing equipment to inventory for manufacturing and sale	127,349	178,740		[	]
Transfers of inventory to leasing equipment for rebuilding and sale of engines	(89,041)	(78,788)		[	]
Total outflows related to manufacturing modules and parts - included in net cash (used in) provided by operating activities	(101,249)	(138,045)		[	]
Cash received for assets sold sourced from leasing equipment - inflow included in cash (used in) provided by operating activities	43,859	94,222		[	]
Cash received for sales of leasing equipment that include components sourced from inventory - inflow included in cash used in investing activities	118,735	79,474

Note 11. Income Taxes, page 76

6.	Please disclose for each period presented the amounts of domestic and foreign pre-tax income. Refer to Rule 4-08(h)(1) of Regulation S-X.

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
November 27, 2024

Response

The Company respectfully acknowledges the Staff’s comment.  The Company will include the disclosure required by Rule 4-08(h)(1) of Regulation S-X in future filings, beginning with its Form 10-K filing for the year ended December 31, 2024, similar to the table below for the years ended December 31, 2023, 2022 and 2021.

The components of (loss) income before income taxes are as follows (in thousands):

	Years ended December 31,
	2021	2022	2023
Cayman Islands	$(236)	$(247)	$(282)
Foreign	(39,499)	(105,064)	184,299
(Loss) income before income taxes	$(39,735)	$(105,311)	$184,017

Note 13. Segment Information, page 80

7.	Please disclose the amounts of revenues and long-lived assets for each individual country that is material. Refer to ASC 280-10-50-41.

Response

The Company respectfully acknowledges the Staff’s comment.  The United States represented 47% and 44% of total revenues for the years ended December 31, 2023 and 2022, respectively, based on the location of its customers and lessees. The United States, United Arab Emirates, and Ireland represented 18%, 13%, and 11% of total revenues, respectively, for the year ended December 31, 2021 based on the location of its customers and lessees. No other country represented more than 10% of total revenues for these years.

The United States and Italy each represented 17% of long-lived assets as of December 31, 2023, and represented 20% and 18% of long-lived assets, respectively, as of December 31, 2022, based on the location of the customer for assets on-lease or the location of assets off-lease.

The Company will disclose in all future filings, beginning with its Form 10-Q filing for the quarter ended September 30, 2024, that was filed on November 12, 2024, any individual country that is material per ASC 280-10-50-41.

Item 2.02 Form 8-K filed July 24, 2024

Exhibit 99.1
Business Highlights, page 1

8.
Please present net income (loss) attributable to shareholders for your aerospace products segment, when adjusted EBITDA for your aerospace products segment is presented. Also, provide a reconciliation between the amounts.

Response

The Company respectfully acknowledges the Staff’s comment. In consideration of the Staff’s comment, the Company confirms that, in future filings, it will present the net income (loss) attributable to shareholders for the Company’s aerospace products segment when the related adjusted EBITDA is presented and include a reconciliation between the two amounts. The reconciliation between the two amounts will be substantially similar to the information set forth in the tables below, which are presented in the Company’s Form 10-Q for the quarterly period ended September 30, 2024, filed November 12, 2024.

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
November 27, 2024

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2024	2023	Change	2024	2023	Change
Net income attributable to shareholders	$93,788	$41,330	$52,458	$245,096	$99,616	$145,480
Add: Provision for income taxes	4,408	1,131	3,277	11,865	2,631	9,234
Add: Equity-based compensation expense	156	70	86	154	155	(1)
Add: Acquisition and transaction expenses	2,100	110	1,990	2,871	1,137	1,734
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	—	—	—	—	—
Add: Changes in fair value of non-hedge derivative instruments	—	—	—	—	—	—
Add: Asset impairment charges	—	—	—	—	—	—
Add: Incentive allocations	—	—	—	—	—	—
Add: Depreciation and amortization expense	1,306	115	1,191	3,177	298	2,879
Add: Interest expense and dividends on preferred shares	—	—	—	—	—	—
Add: Internalization fee to affiliate	—	—	—	—	—	—
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities (1)	(382)	687	(1,069)	(1,424)	149	(1,573)
Less: Equity in losses (earnings) of unconsolidated entities	438	(154)	592	1,592	1,427	165
Less: Non-controlling share of Adjusted EBITDA	—	—	—	—	—	—
Adjusted EBITDA (non-GAAP)	$101,814	$43,289	$58,525	$263,331	$105,413	$157,918

(1)
Includes the following items for the three months ended September 30, 2024 and 2023: (i) net (loss) income of $(438) and $154, (ii) depreciation and amortization expense of $56 and $304, and (iii) acquisition and transaction expenses of $0 and $229, respectively. Includes the following items for the nine months ended September 30, 2024 and 2023: (i) net loss of $1,592 and $1,427, (ii) depreciation and amortization expense of $168 and $1,013, and (iii) acquisition and transaction expenses of $0 and $563, respectively.

* * *

Messrs. Blaise Rhodes and Rufus Decker
U.S. Securities and Exchange Commission
November 27, 2024

Please contact the undersigned at (332) 239-7600 should you require further information or have any questions.

Very truly yours,

/s/ Eun (Angela) Nam
Eun (Angela) Nam
Chief Financial Officer & Chief Accounting Officer